1934 ACT FORMS

                          II. SELECTED SCHEDULES UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                                A. SCHEDULE 13D

            INFORMATION REQUIREMENTS FOR FILINGS UPON ACQUISITION OF FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT TO
                   THE REPORTING REQUIREMENTS OF THE 1934 ACT

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                              DRYPERS CORPORATION
                                (Name of Issuer)

                          Common Stock, $.001 par value
               Senior Convertible Cumulative 7.5% PReferred Stock
                         (Title of Class of Securities)

                                    262497308
                                 (CUSIP Number)

                                Walter V. Klemp
                              1415 West Loop North
                              Houston, Texas 77055
                                 (713) 682-6848
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

              _____________________________________________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownerhship of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP NO.  262497308                                  Page 2 of 8 Pages

--------------------------------------------------------------------------------
                 NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       1
                 Triad Ventures Limited II, L.P.
--------------------------------------------------------------------------------
                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

       2                                                     (a)
                                                             (b)  X
--------------------------------------------------------------------------------
                 SEC USE ONLY
       3

--------------------------------------------------------------------------------
                 SOURCE OF FUNDS *
       4
                 WC
--------------------------------------------------------------------------------
                 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)
       5
                 NOT APPLICABLE
--------------------------------------------------------------------------------
                 CITIZENSHIP OR PLACE OF ORGANIZATION
       6
                 Delaware
--------------------------------------------------------------------------------

NUMBER OF SHARES                     SOLE VOTING POWER
  BENEFICIALLY                 7
      OWNED                                -0-
                           -----------------------------------------------------
     BY EACH                         SHARED  VOTING POWER
REPORTING PERSON               8     21,525 common shares + 350,000 shares upon
      WITH                           conversion for total of 371,525 shares
                           -----------------------------------------------------
                                     SOLE DISPOSITIVE POWER
                               9
                                           -0-
                           -----------------------------------------------------
                                     SHARED DISPOSITIVE POWER
                              10     21,525 common shares + 350,000 shares upon
                                     conversion for total of 371,525 shares
--------------------------------------------------------------------------------

                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11
                21,525 common shares + 350,000 shares upon conversion for total of 371,525 shares
--------------------------------------------------------------------------------
                CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES *
      12
                                 NOT APPLICABLE
--------------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13
                                     5.31%
--------------------------------------------------------------------------------
                TYPE OF REPORTING PERSON *
      14
                                      PN
--------------------------------------------------------------------------------
* See Instructions

CUSIP NO.  262497308                                  Page 3 of 8 Pages

--------------------------------------------------------------------------------
                 NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       1
                 LLoyd M. Bentsen III
--------------------------------------------------------------------------------
                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

       2                                                     (a)
                                                             (b)  X
--------------------------------------------------------------------------------
                 SEC USE ONLY
       3

--------------------------------------------------------------------------------
                 SOURCE OF FUNDS *
       4
                 WC
--------------------------------------------------------------------------------
                 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)
       5
                 NOT APPLICABLE
--------------------------------------------------------------------------------
                 CITIZENSHIP OR PLACE OF ORGANIZATION
       6
                 United States
--------------------------------------------------------------------------------

NUMBER OF SHARES                     SOLE VOTING POWER
  BENEFICIALLY                 7
      OWNED                                 -0-
                           -----------------------------------------------------
     BY EACH                         SHARED  VOTING POWER
REPORTING PERSON               8     21,525 common shares + 350,000 shares upon
      WITH                           conversion for total of 371,525 shares
                           -----------------------------------------------------
                                     SOLE DISPOSITIVE POWER
                               9
                                            -0-
                           -----------------------------------------------------
                                     SHARED DISPOSITIVE POWER
                              10     21,525 common shares + 350,000 shares upon
                                     conversion for total of 371,525 shares
--------------------------------------------------------------------------------

                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11
                21,525 common shares + 350,000 shares upon conversion for total of 371,525 shares
--------------------------------------------------------------------------------
                CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES *
      12
                               NOT APPLICABLE
--------------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13
                                   5.31%
--------------------------------------------------------------------------------
                TYPE OF REPORTING PERSON *
      14
                                    IN
--------------------------------------------------------------------------------
* See Instructions

CUSIP NO.  262497308                                  Page 4 of 8 Pages

--------------------------------------------------------------------------------
                 NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       1
                 Mary D. Bass
--------------------------------------------------------------------------------
                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

       2                                                     (a)
                                                             (b)  X
--------------------------------------------------------------------------------
                 SEC USE ONLY
       3

--------------------------------------------------------------------------------
                 SOURCE OF FUNDS *
       4
                 WC
--------------------------------------------------------------------------------
                 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)
       5
                 NOT APPLICABLE
--------------------------------------------------------------------------------
                 CITIZENSHIP OR PLACE OF ORGANIZATION
       6
                 United States
--------------------------------------------------------------------------------

NUMBER OF SHARES                     SOLE VOTING POWER
  BENEFICIALLY                 7
      OWNED                                 -0-
                           -----------------------------------------------------
     BY EACH                         SHARED  VOTING POWER
REPORTING PERSON               8     21,525 common shares + 350,000 shares upon
      WITH                           conversion for total of 371,525 shares
                           -----------------------------------------------------
                                     SOLE DISPOSITIVE POWER
                               9
                                            -0-
                           -----------------------------------------------------
                                     SHARED DISPOSITIVE POWER
                              10     21,525 common shares + 350,000 shares upon
                                     conversion for total of 371,525 shares
--------------------------------------------------------------------------------

                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11
                21,525 common shares + 350,000 shares upon conversion for total of 371,525 shares
--------------------------------------------------------------------------------
                CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES *
      12
                                 NOT APPLICABLE
--------------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13
                                      5.31%
--------------------------------------------------------------------------------
                TYPE OF REPORTING PERSON *
      14
                                       IN
--------------------------------------------------------------------------------
* See Instructions

ITEM 1.
      (a)   Name of Issuer:

            Drypers Corporation

      (b)   Address of Issuer's Principal Executive Offices:

            1415 West Loop North
            Houston, Texas  77055

      This statement relates to the Common Stock, $.001 par value per share, of the Issuer.

ITEM 2.
      (a)   Name of Persons Filing:

            Triad Ventures Limited II, L.P.
            Lloyd M. Bentsen III
            Mary D. Bass

            THIS SCHEDULE IS JOINTLY FILED ON BEHALF OF ALL OF THE ABOVE NAMED PERSONS.

      (b)   Address of Principal Business Office or, if none, Residence:

            4600 Post Oak Place, Suite 100
            Houston, Texas  77027

      (c)   Principal business or present principal occupation:

            Venture capital

      (d) Whether or not, during the last five years such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:

            Not applicable.

      (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

            Not Applicable.

      (f)   Citizenship:

            Triad Ventures Limited II, L.P. was formed in Delaware. Each of the two individuals are United States citizens.

                               Page 5 of 8 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The source of funds for this purchase and for all prior purchases was operating funds on deposit in the Partnership accounts. The total amount of consideration for this purchase was $350,000. The amount of consideration paid for prior purchases was as follows:

            Purchased 80,248 shares for $320,992

            Purchased 28,600 shares for $114,400

            Purchased 27,558 shares from the conversion of preferred stock originally purchased for $330,696

            Purchased 23,595 shares from the conversion of a note originally funded in the amount of $283,140

            Exercised warrants for 27,558 shares, consideration consisted of conversion of preferred stock originally purchased for $110,232

            Exercised warrants for 36,465 shares, consideration consisted of conversion of a note originally funded in the amount of $145,860

ITEM 4. PURPOSE OF TRANSACTION

      Securities were acquired for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a)   Amount Beneficially Owned

            Triad Ventures Limited II, L.P. beneficially owns 371,525 shares, 350,000 shares of which may be acquired upon conversion of Senior Convertible Cumulative 7.5% Preferred Stock. Lloyd M. Bentsen III and Mary D. Bass are general partners of Triad Ventures Limited II, L.P. and as such may be deemed to be the beneficial owners of the 21,525 shares of common stock and the 3,500 shares of Senior Convertible Cumulative 7.5% Preferred Stock convertible to 350,000 shares of common stock held by Triad Ventures Limited II, L.P. Both Mr. Bentsen and Ms. Bass disclaim such beneficial ownership.

      (b)   Percent of Class

            Triad Ventures Limited II, L.P.           5.31%
            Lloyd M. Bentsen III                      5.31%
            Mary D. Bass                              5.31%

      (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote

                        Triad Ventures Limited II, L.P.           -0-
                        Lloyd M. Bentsen III                      -0-
                        Mary D. Bass                              -0-

                  (ii)  shared power to vote or to direct the vote

                        Triad Ventures Limited II, L.P.         371,525
                        Lloyd M. Bentsen III                    371,525
                        Mary D. Bass                            371,525

                               Page 6 of 8 Pages

                 (iii)  sole power to dispose or to direct the disposition of

                        Triad Ventures Limited II, L.P.           -0-
                        Lloyd M. Bentsen III                      -0-
                        Mary D. Bass                              -0-

                  (iv)  shared power to dispose or to direct the disposition of

                        Triad Ventures Limited II, L.P.         371,525
                        Lloyd M. Bentsen III                    371,525
                        Mary D. Bass                            371,525

      (d) Any transactions in the class of securities reported on that were effected during the past sixty days or since the filing of the most recent Schedule 13D

            08/07/96    40,000 shares (total)
            10/04/96     2,500 shares
            10/23/96    55,000 shares (total)
            10/25/96    10,000 shares
            10/29/96    20,000 shares
            11/06/96    10,000 shares
            12/13/96    25,000 shares

      (e) Any other person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities

            NONE

      (f) State the date on which the reporting person(s) ceased to be the beneficial owner of more than five percent of the class of securities

            NOT APPLICABLE

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            NOT APPLICABLE

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 1 - Agreement For Joint Filing.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          January 7th, 1997

                                          TRIAD VENTURES LIMITED II, L.P.

                                          By:  /s/ MARY D. BASS
                                                   Mary D. Bass
                                                   General Partner

                               Page 7 of 8 Pages

                                   EXHIBIT 1

                  AGREEMENT FOR JOINT FILING PURSUANT TO RULE
                 13D-1(F)(1) UNDER THE SECURITIES ACT OF 1934

      Pursuant to 17 CFR 240.13D-1(F)(1) under the Securities Act of 1934, the undersigned, by their signature affixed hereto, do hereby agree in writing that this Schedule 13D be and is filed on behalf of each of them. The undersigned further recognize that each of them is responsible for the timely filing of this
Schedule 13D and any amendments thereto, and for the completeness and accuracy of any information concerning them contained herein. The undersigned further constitute and appoint Triad Ventures Limited II, L.P., as lawful attorney-in-fact and agent, to execute and file this Schedule 13D, and any amendments thereto; on their behalf.

      Dated as of this 7th day of January, 1997.

                               TRIAD VENTURES LIMITED II, L.P.

                               By:/s/ MARY D. BASS
                                      Mary D. Bass
                                      General Partner

                                  /s/ MARY D. BASS
                                      Mary D. Bass

                                  /s/ LLOYD M. BENTSEN III
                                      Lloyd M. Bentsen III

                               Page 8 of 8 Pages